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MAR 0 3 2021

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owl Creek Asset Management Marketing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 20th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Back (212) 688-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey PC
(Name – *if individual, state last, first, middle name*)

280 Trumbull St, 24th Floor	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Back, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owl Creek Asset Management Marketing, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Executive Officer

Title

Notary Public

ROCHELLE R. WEISBURG
Notary Public, State of New York
No. 02WE5000414
Qualified in Bronx County
Commission Expires Aug. 17, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Owl Creek Asset Management Marketing, LLC

Statement of Financial Condition

As of December 31, 2020

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Table of Contents

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

To the Member of Owl Creek Asset Management Marketing, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Owl Creek Asset Management Marketing, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Whittlesey PC

Hartford, Connecticut
February 25, 2020

We have served as the Company's auditor since 2016.

Statement of Financial Condition
As of December 31, 2020

ASSETS	
Cash	$ 270,991
Prepaid expenses and other assets	24,810
TOTAL ASSETS	$ 295,801
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 108,286
MEMBER'S EQUITY:	
TOTAL MEMBER'S EQUITY	187,515
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 295,801

The Accompanying Notes are an Integral Part of the Financial Statement

Notes to Financial Statement

1. Organization and Nature of Business

Owl Creek Asset Management Marketing, LLC (the "Company") was organized and incorporated on November 23, 1994. The Company, which was previously named Smith Whiley Securities Inc., was converted to a Delaware Limited Liability Company named Smith Whiley Securities, LLC on April 4, 2016. On July 15, 2016, Owl Creek Asset Management, L.P. (the "Parent") acquired 100% of the membership interest of the Company, and the Company was subsequently renamed Owl Creek Asset Management Marketing, LLC on November 1, 2016. It is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placement services exclusively to the Parent.

The Company provides capital raising services to affiliated private investment funds advised by the Parent.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statement through February 25, 2021, the date upon which the Company's financial statements were available to be issued. There were no subsequent events to report.

Income Taxes

Starting on July 15, 2016, the Company is treated as a disregarded entity for tax purposes and has no federal or state tax liabilities. Any income or losses generated by the Company are reported on tax returns of the Parent and passed along to the members of the Parent. Accordingly, no provision for income taxes is provided in the financial statements. The tax years ending after December 31, 2017 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Concentration

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2020, the Company had net regulatory capital of $162,705, which was $155,486 in excess of its required net capital of $7,219. The Company's aggregate indebtedness to net capital ratio was 0.67.

6. Related Party Transactions

During the year, ended December 31, 2020, the Company's primary source of revenue was through a placement agent agreement with the Parent, dated January 1, 2018, and amended on April 8, 2019. The Company introduces certain prospective investors to the Parent, and the Parent's affiliates, on a private placement basis, and provide private placement agent services to the Parent and affiliates. The Parent is solely responsible for paying such placement agent fees on behalf of any affiliate placements. The revenue related to the agreements for the year ended December 31, 2020 was $52,665.

During the year, ended December 31, 2020, the Company had in place an expense sharing agreement with the Parent, the latest dated July 1, 2020 (previous version dated November 1, 2018), which covers occupancy, payroll and related benefits, and other expenses. As of December 31, 2020, the payable to the Parent for these expenses was $28,976. Expenses incurred under this agreement were $210,294 for the year ended December 31, 2020.